Exhibit 99.1

Vimicro Announces Unaudited First-Quarter 2015 Financial Results

First-Quarter 2015 Financial Highlights

- First-quarter revenues of $19.2 million, up 17.2% year over year

- Quarterly video surveillance revenues of $16.7 million, up 41.3% year over year

- Quarterly gross margin at 40.1%, as compared to 33.7% year over year, and 42.0% quarter over quarter

- Quarterly non-GAAP net loss attributable to Vimicro of $1.5 million, as compared to non-GAAP net loss attributable to Vimicro of $3.3 million year over year

- Non-GAAP net loss attributable to Vimicro per diluted ADS at $0.05 for the quarter, as compared to $0.14 loss per diluted ADS year over year

BEIJING, June 10, 2015 /PRNewswire/ -- Vimicro International Corporation (NASDAQ: VIMC) ("Vimicro" or the "Company"), a leading video surveillance technology and solution provider in China, today announced financial results for the first quarter ended March 31, 2015.

First-Quarter 2015 Results

Net revenue in the first quarter of 2015 was $19.2 million, as compared to net revenue of $16.4 million in the year-ago quarter and $32.4 million in the fourth quarter of 2014. Surveillance revenues were $16.7 million in the first quarter, representing 86.9% of total net revenues and up 41.3% year over year. Gross profit in the first quarter was $7.7 million, as compared with $5.5 million in the year-ago quarter and $13.6 million in the fourth quarter of 2014. The gross margin in the first quarter was 40.1%, as compared to 33.7% in the year-ago quarter and 42.0% in the fourth quarter of 2014.

Operating expenses in the first quarter of 2015 were $7.6 million, as compared to $8.6 million in the year-ago quarter and $8.5 million quarter over quarter. Research and development expenses were $1.9 million for the first quarter net of $3.1 million government grants applied (research and development expenses would have been $5.0 million without government grants for the quarter), as compared to $3.9 million year over year and $2.2 million quarter over quarter. Sales and marketing expenses were $2.3 million for the first quarter, as compared to $2.4 million year over year and $3.3 million quarter over quarter. General and administrative expenses were $3.4 million in the first quarter, as compared to $2.4 million year over year and $3.0 million quarter over quarter. The increase of general and administrative expenses was mainly due to bad debt expense of $0.4 million approximately recognized during the quarter.

Operating income was $0.2 million in the first quarter of 2015, as compared to the operating loss of $3.1 million in the year-ago quarter and the operating income of $5.1 million quarter over quarter.

The equity in loss of an equity investee was $0.5 million in the first quarter of 2015, as compared to the equity in profit of an equity investee of $0.4 million year over year and $0.9 million quarter over quarter.

Net income attributable to non-controlling interests was $1.5 million in the first quarter of 2015, as compared to $0.1 million year over year and $4.4 million quarter over quarter.

In the first quarter of 2015, non-GAAP net loss attributable to Vimicro was $1.5 million, or approximately $0.05 loss per ADS on a diluted basis, as compared to a non-GAAP net loss attributable to Vimicro of $3.3 million, or $0.14 loss per diluted ADS in the year-ago quarter. Non-GAAP net loss attributable to Vimicro in the first quarter of 2015 and the year-ago quarter excludes $0.4 million and $0.2 million of non-cash, share-based compensation, respectively. GAAP net loss attributable to Vimicro in the first quarter was $2.0 million, or $0.07 loss per diluted ADS, as compared to net loss of $3.5 million, or $0.14 loss per diluted ADS, in the year-ago quarter.

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Balance Sheet

As of March 31, 2015, the Company had cash and cash equivalents of approximately $58.0 million. Total current assets were approximately $227.1 million, and Vimicro had working capital of approximately $88.0 million and $23.8 million of long-term bank loans and liabilities on its balance sheet as of March 31, 2015.

Dr. John Deng, Vimicro's Chairman and Chief Executive Officer, commented, “We are pleased to report a solid financial and operational result for the first quarter of 2015, by achieving 41.3% growth in video surveillance business in a seasonally slow quarter in the year. During this quarter, the policy environment in government spending sector of China’s video surveillance market continued to have positive developments, in which the video surveillance network build-out and proprietary chip and algorithm technology will be placed in higher priority of the governments. We believe Vimicro will benefit directly from the trend of expedited video surveillance network build-out and adoption of domestic IT technology and national standard. We were making significant progresses at various aspects of our marketing and sales initiatives in both traditional and new geographic regions. We continued to communicate our corporate story to investor base by attending two investor conferences in China. We are excited that SVAC national standard has been receiving more recognition and attention in the industry, given the ever heightened public security concerns and surveillance data security awareness. As a co-lead developer of SVAC national video surveillance standard and the only video surveillance total solution provider in China with proprietary chip technology, Vimicro will capitalize on its first-mover advantages to further establish itself in China’s fast-growing video surveillance market, to create long-term value for shareholders.”

Business Outlook

For the second quarter of 2015, the Company expects the total net revenues in the range of $29 million to $31 million.

Board Member Changes

The Company’s independent director, Jeffrey Zeng, have served at the Company’s board of directors for two three-year terms and decided to leave the position effective June 11, 2015. Mr. Zeng will be retained as a senior advisor by the Company. The Company’s executive director and CTO, Raymond Zhang, will resign from the Company’s board of directors effective June 11, 2015, to enable the Company to continue to satisfy NASDAQ listing rules and the Articles of Incorporation following the change of board directors. There will be no change to his executive management role within the Company.

Conference Call Information

The Company will host the conference call at 8:00 a.m. (U.S. Eastern Daylight Time) / 5:00 a.m. (U.S. Pacific Daylight Time) / 8:00 p.m. (Beijing / Hong Kong time) on Wednesday June 10, 2015 to discuss the Company's first-quarter 2015 financial results.

To participate in the conference call, please dial one of the following numbers five to ten minutes prior to the scheduled conference call time. The conference call ID number is 3508968.

4001 200 539 (China)

+852 5808 3202 (Hong Kong)

+886 2 7708 3282 (Taiwan)

1 855 298 3404 (United States)

+1 631 514 2526 (US-New York)

+65 6823 2299 (Singapore/International)

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If you are unable to participate in the call at this time, a replay will be available starting at 11:00 a.m. Eastern Daylight Time on Wednesday June 10, 2015, through 11:59 p.m. Eastern Daylight Time on Wednesday June 17, 2015. To access the replay, dial 4001 842 240 (China), 1 866 846 0868 (United States), 800 966 697 (Hong Kong), 00801 232 352 (Taiwan) or +61 2 9641 7900 (Australia/International). The replay call ID number is 3508968.

This conference call will also be broadcast live over the Internet and can be accessed by all interested parties by clicking on: http://edge.media-server.com/m/p/46cmuiov. Please access the link at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China's fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro's ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol "VIMC".

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro's expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to increase its sales of PC camera processors, as well as video surveillance products; the expected growth of the video surveillance market; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the Company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry and fluctuations in the markets in which the Company competes. Further information regarding these and other risks is included in Vimicro's annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors' overall understanding of the Company's financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in its business for the foreseeable future. Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro's liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Vimicro's historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the People’s Bank of China, Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive income or loss in the consolidated statements of comprehensive income.

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VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	March 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	57,971	25,662
Restricted cash	27	32
Accounts receivable, net of provision	26,038	24,516
Amounts due from related parties, net of provision	120,124	101,686
Inventories	15,089	13,719
Prepayments and other current assets, net of provision	6,805	7,409
Deferred tax assets	1,010	1,014
Total current assets	227,064	174,038
Long-term investment	601	603
Property, equipment and software, net	57,604	54,140
Land use rights	15,188	15,289
Deferred tax assets-non current	700	703
Other long-term assets	1,587	1,594
Total assets	302,744	246,367

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	47,950	42,881
Amounts due to related parties	6,586	6,612
Taxes payable	18,040	18,295
Advances from customers	23,623	13,719
Accrued expenses and other current liabilities	11,272	20,498
Deferred government grant	17,798	20,533
Short-term bank loan	1,954	3,922
Deferred income from equity investee	11,833	6,184
Total current liabilities	139,056	132,644
Deferred government grant-non current	1,500	1,505
Deferred tax liabilities	5	5
Product warranty	3,432	3,185
Long-term bank loan	9,117	9,152
Other long-term liabilities	9,768	9,805
Total liabilities	162,878	156,296

Equity
Ordinary shares	16	14
Additional paid-in capital	204,884	154,437
Treasury stock at cost, net	(12,858)	(12,855)
Accumulated other comprehensive income	10,103	10,189
Accumulated deficit	(90,239)	(88,256)
Statutory reserve	4,068	4,068
Total shareholders’ equity attributable to Vimicro International Corporation	115,974	67,597
Noncontrolling interest	23,892	22,474
Total equity	139,866	90,071
Total liabilities and equity	302,744	246,367

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VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Three months ended
	March 31,
	2015	2014
	(Unaudited)	(Unaudited)
Net revenues	19,223	16,408
Third parties	5,634	9,791
Related parties	13,589	6,617
Cost of revenues	(11,508)	(10,886)
Gross profit	7,715	5,522

Operating expenses:
Research and development, net	(1,893)	(3,854)
Selling and marketing	(2,282)	(2,357)
General and administrative	(3,385)	(2,430)
Total operating expenses:	(7,560)	(8,641)
Income/(Loss) from operations:	155	(3,119)
Other income/(expense):
Interest expense, net	(51)	(1)
Foreign exchange loss	(133)	(492)
Other, net	-	72
Loss before income taxes and equity in profit of an equity investee:	(29)	(3,540)
Income tax expense	-	(208)
Loss before equity in profit of an equity investee	(29)	(3,748)
Equity in loss/profit of an equity investee, net of tax	(461)	369
Net loss	(490)	(3,379)
Net income attributable to noncontrolling interest	1,493	86
Net loss attributable to Vimicro International Corporation	(1,983)	(3,465)
Loss per share
Basic	(0.02)	(0.04)
Diluted	(0.02)	(0.04)
Loss per ADS
Basic	(0.07)	(0.14)
Diluted	(0.07)	(0.14)
Weighted average number of ordinary shares outstanding
Basic	113,388,218	96,201,434
Diluted	129,322,199	96,201,434
Weighted average number of ADS outstanding
Basic	28,347,054	24,050,359
Diluted	32,330,550	24,050,359
Other comprehensive income/ (loss), net of tax
Foreign currency translation adjustment, net of tax of nil	(160)	175
Other comprehensive income, net of tax	(160)	175
Comprehensive loss	(650)	(3,204)
Comprehensive income attributable to noncontrolling interest	1,417	241
Comprehensive loss attributable to Vimicro International Corporation	(2,067)	(3,445)
Components of share-based compensation expenses are included in the following expense captions
Research and development, net	(145)	(60)
Selling and marketing	(42)	(19)
General and administrative	(247)	(87)

Total	(434)	(166)

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Contact:

Vimicro International Corporation

Investor Relations

Phone: +8610-5884-8898

E-mail: ir@vimicro.com

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